Filed by Crestwood Midstream Partners LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 333-187608

On August 6, 2013, Crestwood hosted a conference call to review its second quarter 2013 earnings. The following are portions of the earnings release narrative and a transcript of certain portions of the call relating to the merger with Inergy. While every effort has been made to ensure that the below is an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

Robert Phillips:	Good morning to all that have joined us on this call. We’re very excited about the call today. This is our first time to present Crestwood and Inergy Midstream together as kind of a combined Company. I’m going to update you on the merger in a second, but again, right off the bat want to express our thanks to all of our investors and appreciation to all the teams that have worked through this quarter and are working very, very aggressively to get these two Companies together.

So first, to the merger update. As you know, we announced a historic transaction on May 6th—seems like a long time ago, really just a couple of months ago—between the Crestwood Companies and the Inergy Companies to form a fully-integrated Midstream Partnership, which we believe will ultimately have an enterprise value in the neighborhood of about $7 billion. We completed the first step in that process on June 19th of this year by combining the General Partners of Crestwood into NRGY, and at the same time, Crestwood Holdings, which, as a refresher, is the Partnership between First Reserve, our controlling shareholder, and the Crestwood Management team. Crestwood Holdings also acquired control of NRGY and indirectly, NRGM, on the 19th, and I became Chairman and CEO of the Inergy Partnerships, in addition to Crestwood. So today, as we speak, NRGY is a consolidated General Partner entity with some legacy assets, but more importantly, the GP/IDRs of both of the underlying Partnerships.

NRGM and CMLP will remain separate entities until the merger’s complete, but we are already working together on merger integration plans, and our teams are working together on a number of future acquisition opportunities, as well as joint development projects.

We continue to believe strongly in the merger thesis that we announced back in early May. After our announcement, you may have observed that a number of small to mid cap midstream MLPs are now aggressively searching for a merger partner. It is clear to us that size does matter in this business, as the projects seem to just get larger and larger, so sector consolidation is certainly well underway right now. The value chain growth strategy continues to drive our project development teams, as it drove our merger strategic rationale.

Post-merger, the combined Partnership not only will be larger and more capable of participating in larger projects, but will also have a broader view of the midstream market from the well head to the burner tip, which will allow us, as we grow in the future, to look for the best value, to invest in the best assets, to offer our customers a full range of competitive services and to use that size and diverse portfolio to continue to build on a world-class portfolio of high growth assets which are largely focused on rich gas, NGLs, and crude. So, it goes without saying that in the post merger world we’re going to have collectively a much more visible growth opportunities when you consider our current positions in the Bakken Shale, the Marcellus Shale, the Niobrara Shale, and a soon to be announced Permian Shale project.

Now to the merger timeline: we filed the S-4 on May 29th. We’ve been in the process with the SEC since then. Our best guess is, as of today, we’ll be mailing proxy materials to the Crestwood unitholders sometime in late August. We’ll hold the CMLP unitholder vote in late September, resulting in a merger close by late September/early October. Our goal, of course, is to have that completed before 9/30.

In the meantime, we’re very active on a number of fronts. I’ve engaged Booz and Company to facilitate the organizational merger integration process, very similar to those that we conducted at both El Paso and Enterprise, so we’re very experienced in this process and we’re managing it exactly as we have in the past.

We’re making good progress on the integration front, with a combined group of Executives from both Partnerships acting as a Steering Committee. We’re probably 40 to 50% through with the integration process at this point in time, and certainly, we’ll have our day one activities ready by merger close and a full plan to be rolled out in the fourth quarter of this year.

Our goal is to create a scalable and efficient operating platform for our three business units, Gathering and Processing, the traditional Crestwood business; NGLs and Crude; and Storage and Transportation, the traditional Energy businesses. We’re going to surround that with a low-cost shared services model built for scalability and long-term growth. As I’ve said, our teams are working hard to be ready for day one, and they will be. We’ll be executing the consolidation plan for the organizations in the fourth quarter and ready to roll out combined 2014 guidance early next year for our investors. So, I’m very pleased with the merger track that we’re on.

* * *

Michael Campbell:	I want to take a moment to explain the accounting treatment for the transaction with Crestwood Holdings and the impact to the reported financials present in our earnings release distributed earlier this morning. The transaction between Crestwood Holdings and NRGY completed on June 19th was treated for purposes of GAAP as a reverse merger, whereby NRGY is the surviving legal entity but Crestwood Gas Services GP LLC, the General Partner of CMLP, is deemed to be the accounting predecessor. Thus, NRGY’s GAAP reported financial results for the quarter reflect a full quarter of Crestwood Gas Services results, plus the consolidated results from operations of NRGY and NRGM for the 12 days from June 19th to June 30th. In addition, as a result of the transaction, NRGY has changed its fiscal year end from September 30th to December 31st. And overall, the accounting for the Crestwood transaction makes the financial comparability somewhat challenging, and I would encourage investors to read NRGY’s earnings release in conjunction with the separately reported results of NRGM and CMLP, and also the NRGY pro forma financial information for the year ended December 31, 2012, filed on an 8-K/A dated July 23rd.

Based on this, adjusted EBITDA for NRGY for the three and six months ended at June 30th was 47.8 million and 87.2 million. The increase in the adjusted EBITDA over the prior year is primarily driven by CMLP, as Doc has described in his remarks, and the contribution from the consolidated results of NRGY subsequent to the June 19th closing date of the transaction.

Consolidated DCS of NRGY for the three and six month periods was 28.8 million and 72.1 million, which has been adjusted to reflect the DCS contribution from Inergy in the period prior to June 19th and the distributions that were paid to minority LP unitholders at NRGM and CMLP. NRGY DCS includes solid results, as we’ve discussed, from both CMLP and NRGM, and again, as Bob overviewed in his remarks, the continuation of a challenging gas storage environment at Trace, and to a lesser extent, higher corporate overhead expenses related largely to the merger and the NGL storage timing that we’ve also discussed.

Robert Phillips:	I want investors to focus on the progress we’re making on the merger, the integration process, our timing, the fact that we’re going to have these two Partnerships combined into a great midstream Partnership by the fourth quarter of this year. You know, that’s record speed for a combination of Master Limited Partnerships in this business, based on my experience, and I’ve been involved in a lot of the large combinations over the years. So, I want investors to focus on that and on the platform that we’re building for growth.

So I hope that the strategic merits of the transaction are still very apparent. They still hang together for us. And with that, I’ll turn it back to the Operator and we’ll start the Q&A.

* * *

Ethan Bellamy:	Good morning, gentlemen, a few questions for you. First, Mike, on housekeeping, what kind of merger-related expenses should we be modeling in 3Q?

Michael Campbell:	Ethan, relative to 3Q, I think a large number of those expenses would occur, really—and I believe you’re talking about calendar 3Q?

Ethan Bellamy:	Yes.

Michael Campbell:	Would occur down at NRGM and, you know, I think if you had something in your models in the neighborhood of, again, kind of $3 million to $5 million, I think it would probably cover what we’d expect there, largely related to financing expenses.

* * *

Robert G. Phillips:	A final note, we’re excited about what we’re doing here between Inergy and Crestwood and hope that investors remain optimistic about our timeline and our process throughout the remainder of the year. We look forward to being back to you after the third quarter call with some exciting new updates on our projects. With that, we’ll call it a day. Thanks, Operator.

Additional Information and Where to Find It

This document contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream has filed with the SEC a preliminary registration statement on Form S-4 that includes a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com, under the heading “SEC Filings” in the Inergy Midstream, L.P. “Investor Relations” tab.

Participants in the Solicitation

Crestwood, Inergy Midstream, Inergy, L.P. and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy Midstream’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy, L.P.’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s and Inergy’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission, including their Annual Report on Form 10-K for the year ended December 31, 2012, and September 30, 2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither Crestwood nor Inergy assumes any obligation to update these forward-looking statements.